

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

July 23, 2007

Via U.S. mail

Mr. Tom L. Ward
Chairman, Chief Executive Officer and President
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, Oklahoma 73118

> **Re:** **SandRidge Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 22, 2007**
> **File No. 333-144004**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere

does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.  With the response letter you provide with your next amendment, also make clear where you have made changes consistent with the letter you provided to us dated July 13, 2007.

3.  Provide current and updated disclosure with each amendment.  For example, update the status of your NYSE listing, disclose the details regarding your recent purchase of a new headquarters facility, quantify the number of rigs you had drilling in the WTO at the end of the second quarter, and fill in all blanks in the section captioned "Principal and Selling Shareholders."

4.  We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.  Similarly, we will need the opportunity to review all omitted exhibits, including the Well Participation Plan, management employment agreements, the legal opinion, underwriting agreement, and any amendments to existing material contracts, including the April 2007 amendment to the Senior Credit Facility.  To expedite the review process, please provide all this information and all these documents promptly.  We may have additional comments.

5.  Since the price range impacts a number of disclosure issues, we will need sufficient time to process the amendment once a price range has been included.

Table of Contents, page (i)

6.  We note the last paragraph on this page.  You are responsible for the accuracy and completeness of all disclosure that appears in your prospectus and in your filings with the Commission.  Any suggestion otherwise, including "we have not independently verified their information and cannot guarantee it," is inappropriate. Please revise accordingly.

Summary, page 1

7.  You repeat much of this section in the Business section.  Revise this section to summarize and highlight the principal aspects of your business and to eliminate repetitive disclosure.  Also provide supplemental support for the assertions regarding your status as the "largest" operator and producer in the WTO and having assembled the "largest" acreage position in the area, and clarify against which entities you have the "competitive advantage" you describe at page 7.

Risk Factors, page 14

8.  Please eliminate the suggestion in the third sentence that you do not describe all the risks you face.  We note the response to comment 13 that you provided in your letter to us dated July 13, 2007.

9.  Discuss all material risks that apply to your company in particular, but keep each risk factor brief and concise, generally consisting of only one or two short paragraphs.  Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail.  The first two risk factors should be more concise, for example.

10.  Eliminate generic risks that apply to all public or all newly public companies, including "We will incur increased costs as a result of being a public company" and "If securities or industry analysts do not publish research or reports" on page 24.

11.  Eliminate text that mitigates the risk you present, examples of which are often found in clauses that begin with or precede the words "although" or "however."  Also, rather than stating that you "cannot assure" or there can be "no assurance," revise to state the risk plainly and directly in each case.

"You may experience dilution of your ownership interests," page 25

12.  Include in this discussion the common stock that may be issued as a result of the conversion of your outstanding convertible preferred stock, as noted on page 57.

Use of Proceeds, page 27

13.  Revise this section to quantify the expected amount of each of the uses of the proceeds that you identify, and disclose the source of other funds, if any, necessary to accomplish such uses.  State the current amount outstanding on your revolving credit facility and provide the information required by Instruction 4 to Item 504 of Regulation S-K, if applicable.

Dividend Policy, page 27

14.  We note your reference to the possibility that your revolving credit facility may restrict the payment of dividends to holders of common stock.  We note, however, that your term loan also contains provisions in section 7.05 that may limit the payment of dividends and that the terms of your outstanding convertible preferred stock potentially limit the payment of dividends on your common stock.  Please describe these additional limitations.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended
December 31, 2006, page 31

15. Please add labeling and expand your disclosure to clarify the number of months of
    results of operations included in the NEG Historical column. Ordinarily, financial
    statements of a business acquired should not extend beyond the date of acquisition,
    which is November 21, 2006 for NEG.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 32

16. Please expand your disclosure under Note (d) of the Statement of Operations
    Adjustments section to quantify the effect on income of a 1/8 percent variance in the
    interest rate on your additional debt.

17. Please expand your disclosure under Note (h) of the Statement of Operations
    Adjustments section to specify how you determined the 16,182 shares used in
    computing your basic and diluted pro forma earnings per share data. Please note
    that the number of shares used in the calculation of pro forma per share data should
    be based on the weighted average number of shares outstanding during the period
    plus the shares being issued to effect the combinations as if the combinations had
    occurred on January 1, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Capital Expenditures, page 52

18. Please specifically state by reference to a month and year how long you expect your
    cash flows, current cash on hand, bank facilities and the proceeds from this offering
    to meet your short-term capital expenditure goals. We note also the response to
    comment 22 that you provided in your letter to us dated July 13, 2007.

Credit Facilities and Other Indebtedness, page 54

19. Please provide the actual ratios related to the financial covenants relating to any
    material outstanding indebtedness, and state whether you met them at the end of
    your most recent fiscal quarter.

Liquidated Damages Under Registration Rights Agreements, page 59

20. We note you will be subject to liquidated damages if you fail to have your
    registration statement declared effective by December 21, 2007, or fail to maintain
    an effective registration statement for a specified period of time. Please tell us

whether you have considered the guidance in FSP No. EITF 00-19-2 relating to the accounting for registration payment arrangements. In addition, please provide the disclosures set forth in paragraph 12 of this FSP within the notes to your financial statements.

## Quantitative and Qualitative Disclosures About Market Risk, page 63

## Interest Rate Risk, page 65

21. We note your discussion of interest rate risk focuses on derivative arrangements you may enter into to manage such risk. Although you are currently not a party to this type of derivative arrangement, you are still exposed to interest rate risk through your debt obligations. In this regard, we note your debt obligations incur interest at variable rates. Please expand your disclosure to provide quantitative and qualitative information about interest rate risk associated with your debt obligations where changes in interest rates would have a material impact on your financial results. Refer to FRC Section 507 for further guidance.

## Environmental Matters and Regulation, page 83

22. Rather than summarizing "some of" the laws, rules and regulations, revise the reference at page 84 to make clear that you summarize the material laws, rules and regulations.

## Business

## Legal Proceedings, page 88

23. Please quantify the amount by which your economic returns may be reduced in the Piceance Basin project if project payout is achieved. If practicable, provide the range of values that the deferred interest eventually could represent, and also disclose the possible timetable for "project payout." We may have additional comments.

## Management, page 90

24. Provide in each officer and director biography a detailed discussion of the most recent five years, including the month and year each person held the named position or office. Eliminate any gaps or ambiguities with regard to time. For example, fill in the gap in Mr. Ward's biography for the time after he left Chesapeake Energy and before he started with SandRidge. Please provide the months, and to the extent necessary the year, that each individual held the positions mentioned. For example,

reference to experience "prior" to joining you does not make clear whether there was intervening time or professional experience.

Director Compensation, page 94

25. For each stock award granted in 2006, disclose in a footnote the grant date fair value and the aggregate number of stock awards outstanding at fiscal year end. Also provide an explanatory footnote regarding assumptions made in the valuation. See Instructions to Item 402(c)(2)(v) and (vi) and Instructions to Item 402(k).

Executive Compensation and Other Information

Compensation Discussion and Analysis, page 96

General

26. We note that after Mr. Ward's appointment, you "experienced significant changes in management, including replacement of substantially all of our executive officers, as well as our compensation philosophy, strategy and process." Insofar as you disclose at page 104 that the contract terms for Messrs. Ward and Mitchell are identical, explain in greater detail the nature of the "significant changes" to your compensation philosophy, strategy and process.

27. Provide updated disclosure regarding the establishment of a compensation committee.

28. Please describe any actions regarding executive compensation taken after the end of your last fiscal year. In particular, we note that you make semi-annual salary adjustments to base salaries, pay cash bonuses in January and July, and make grants of restricted stock awards on a semi-annual basis. Please also refer to Instruction 2 to Item 402(b) of Regulation S-K.

Elements of Our Executive Compensation Program

General, page 97

29. You indicate that your philosophy has been to establish base salaries and pay cash bonuses that are competitive with the market. Describe the market data you use to determine that the base salaries and cash bonuses are competitive with the market. If you benchmark to a peer group of companies, identify the peer group.

30. You indicate that you look to an executive's individual performance and experience and your overall performance when establishing salary and bonuses. State how you

determine the performance factors that you consider and how you evaluate an officer's experience.

31. Identify the performance factors that you consider when assessing both an individual's performance and your overall performance, and the weight given to each one. Specifically, we note that Mr. Ward's total compensation package is significantly higher than the package for the other identified executives. We also note that his bonus was $950,000, while the bonus for Mr. Mitchell was zero. Lastly, we note that despite increased corporate revenues, net income decreased from 2005 to 2006 and that "basic and diluted income per share" was cut in half over the same period. Explain the elements of the officers' performance and functions taken into account in awarding the different compensation packages. Similarly, explain further how you determine the amount of restricted stock to award on a semi-annual basis.

32. File all employment agreements, including the agreement with Mr. Ward, as exhibits with your next amendment. We note also your statement at page 99 that you intend to enter into additional employment agreements and severance plans during 2007 and the reference to the agreement with Mr. Coshow in the exhibit list. Disclose in each case the material terms of the agreement. We may have additional comments once the exhibits have been provided.

Employment Agreements, Severance Benefits and Change in Control Provisions, page 99

General

33. Revise to provide clearer disclosure as necessary. For example, we refer you to the definition of "change in control" in the last paragraph on page 99 as including "… all outstanding awards of active employees and directors…." Expand to provide a complete discussion of the stock plan. Also clarify the statement under *Termination without Cause* that "… and Mr. Ward have mutually agreed to severance package that is in place prior to any termination event."

34. Provide the information required by Item 402(j) of Regulation S-K with regard to the potential payments upon termination or change-in-control for each executive officer.

Other Matters, page 100

35. Disclose clearly how the 500% provision would work in practice. For example, state explicitly whether Mr. Ward's salary would be decreased if he sold stock and his remaining shares subsequently declined in value below the threshold. In

addition, please explain the purpose for this provision as included in both Messrs. Ward's and Mitchell's contracts.

## Summary Compensation Table

### Footnote 10, page 102

36. Disclose in context what comprised the referenced HSR fees, and state why they were reimbursed to Mr. Ward.

### Principal and Selling Shareholders, page 107

37. Identify the natural person with power to vote or to dispose of the securities held by Ares Management, LLC.

### Related Party Transactions, page 108

### General

38. Disclose in each case whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm's length negotiations with unaffiliated third parties.

39. Provide the information required by Item 404(b) of Regulation S-K.

40. To the extent not already filed, file as exhibits the contracts relating to each transaction described in this section.

41. We note the reference to the sale of Stockton Plaza to Mr. Mitchell on page 46. Please confirm that it was among the "non-core investments" he acquired in August 2006, or provide appropriate disclosure in this section. Similarly, disclose in this section each related party transaction referenced in Note 19 of your notes to Consolidated Financial Statements (restated), if Item 404 of Regulation S-K so requires.

### Well Participation Plan, page 108

42. State the amounts paid by Mr. Ward and Mr. Mitchell for their participation in the plan for 2006 and to date for 2007. Specify the amounts paid to Messrs. Ward and Mitchell due to their participation in the plan in 2006 and to date in 2007.

Employee Participation Plan, page 109

43. Identify the named executive officers who participated in the plan and either the amount paid by each, or the allowance given them, in 2006. Specify the amounts such named executive officers received for their participation in the Plan in 2006 and to date in 2007.

Other Transactions, page 109

44. For each transaction involving a promoter, provide all of the information required by Item 404(c) of Regulation S-K.

Description of Capital Stock

Preferred Stock, page 111

45. Revise your discussion of dividends to define in context "capital stock" and to make clear that the prohibition does not extend to any cash dividends relating to your common stock.

Business Combination Under Delaware Law, page 115

46. Please revise the last sentence under this caption to clarify the intended meaning. Similarly, revise the text under "United Kingdom" at page 126 to clarify to whom the first sentence is directed, as you make clear in the parallel disclosure that follows under the caption "European Economic Area."

Underwriting, page 122

47. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

48. If true, disclose that there are no agreements or understandings, whether explicit or tacit, relating to the early release of any of the locked-up shares. We note the response to comment 30 in your letter of response dated July 13, 2007.

Recent Sales of Unregistered Securities, page II-2

49. For each sale of unregistered securities, provide the information as to the consideration received that Item 701(c) of Regulation S-K requires.

50. Please disclose the exemptions relied upon in connection with the sales of the securities sold in the December 21, 2005 transaction.

## Note 4 – Discontinued Operations, page F-19

51. Please expand your disclosure to state the net book value of assets exchanged and whether you reported any gain or loss on your discontinued operations.

## NEG Oil & Gas LLC Financial Statements, page F-64

52. We note your financial statement presentation of NEG Oil & Gas LLC which excludes National Energy Group, Inc. and the 10 1/4% senior notes due from National Energy Group, but includes National Energy Group Inc.'s 50% membership interest in NEG Holding LLC. Please describe for us the nature and size of the assets and the business operations remaining with National Energy Group Inc., subsequent to your acquisition of NEG Oil and Gas LLC. To the extent you acquired substantially all of National Energy Group Inc.'s key operating assets and business; we would expect complete audited financial statements of National Energy Group Inc. to be presented. Elimination of specified assets and liabilities not acquired or assumed by you would be depicted in the pro forma financial statements presenting the effects of the acquisition. Given this guidance, please explain to us in detail why you believe your current presentation of these financial statements is appropriate.

53. Please explain to us why you refer to these financial statements as combined rather than consolidated. In this regard, we note your disclosure in which you state you are presenting the financial statements of NEG Oil & Gas LLC and its subsidiaries.

## Engineering Comments

## General

54. Please provide us with a detailed reserve report, preferably on a CD-ROM.

## Summary, page 1

## Overview, page 1

55. Please revise your filing to clarify the meaning that your proved reserves were "independently engineered."

Our Business and Primary Operations, page 3

Exploration and Production, page 3

56. Please include the Standardized Measure of Discounted Future Net Cash Flows in the table.

57. We note that your reserves-to-production ratio in the WTO area is over 25 years. Please disclose why it is so long compared to the other areas you operate in or provide a cross-reference if it is explained elsewhere in the filing.

West Texas Overthrust (WTO), page 4

58. You indicate that you have established commercial production from shallow Wolfcamp sands and have identified over 400 prospective Wolfcamp locations and only 11 locations were attributed to have proved undeveloped reserves. Please explain to us why this is the case. If you have only drilled a minimal number of Wolfcamp wells or the wells that you have drilled will not payout under current prices or costs, you should revise your document to disclose this fact.

Midstream Services and Other Operations, page 6

59. It is unclear if the gas plants purchase from you the gas you produce. If so, please disclose this and the average price they pay you for your delivered, untreated gas. As these gas plants apparently provide the service to treat the gas you deliver to them, one assumes the cost of $CO_2$ removal and other services is borne by them and must be reflected in a lower gas price they pay you for your delivered gas. However, it is unclear that this is the case in the average gas price you report that you receive. Please revise your document to clarify this and if necessary revise your reported gas price received to reflect the inclusion of $CO_2$ removal services.

Risk Factors, page 14

The development of the proved undeveloped reserves in the WTO, page 16

60. Please add that 68% of your total reserves are proved undeveloped and include the effects this may have on future results. Include the estimated time it will take based on your reserve report to develop your current proved undeveloped reserves.

Our use of 2-D and 3-D seismic data is subject to interpretation, page 17

61. Please add that other geologists or petroleum professionals when studying the same seismic data may have significantly different interpretations than your professionals.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 35

Segment Overview, page 36

62. Please tell us if the reported average prices are average prices you realized for the periods presented.

Exploration and Production Segment, page 37

63. Please revise your document to disclose how the high percentage of $CO_2$ in your natural gas affects the price you receive and/or the costs you incur on a unit cost ($/Mcfe) basis.

64. Please revise your document to disclose the per unit operating costs, including production taxes, of the appropriate years. Please see Industry Guide 2 and paragraph 24 of SFAS 69 for reference.

Business, page 66

Competitive Strengths, page 67

Large Modern Fleet of Drilling Rigs, page 68

65. You state that by owning your own rigs you can develop and explore on a more economic basis. Reconcile this statement and the one under Drilling Operations with the fact that you still have to pay your rig personnel the market rate for wages and benefits in addition to paying market rates for fuel, drilling mud, bits, logging, perforating, tubulars, repairs, maintenance, and other supplies and services. In addition, you have to pay for insurance, maintenance and repairs of the rigs which are expenses you would not have to pay if you utilized a contract driller. Revise here and elsewhere as necessary.

Proved Reserves, page 73

66. Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Production and Price History, page 74

67. Please revise your document to include unit production costs, including production taxes, for each of the periods reported.

Notes to Consolidated Financial Statements, page F-7

Supplemental Information on Oil and Gas Producing Activities, page F-36

Costs Incurred in Property Acquisition, Exploration and Development Activities, page F-37

68. We note that you spent $115 million on development costs in 2006. In the Standardized Measure you report future development costs to develop your undeveloped reserves of $931.9 million dollars. Therefore, it would take approximately 8 years at 2006 spending levels to develop your current undeveloped reserves. Normally, proved undeveloped reserves should be developed within five years. Tell us how many of your proved undeveloped reserves are not scheduled to be developed until after the year 2011.

Results of Operations for Oil and Gas Producing Activities, page F-37

69. Please clarify the statement that the independent petroleum engineers reviewed the estimates of proved reserves. Fully explain in the document the function the independent engineers performed. Disclose the percent and location of the proved reserves each independent petroleum engineer reviewed. Include in the disclosure the range of differences between the independent engineers' estimates and the company's on a property level.

Reserve Quantity Information, page F-39

70. We note that you spent $18.6 million on exploration in 2006 and report almost 94 BCF in discoveries and extensions. As this is a cost of only $0.2/Mcfe, it would appear either the costs are too low or the majority of these reserves were for extensions of existing proved reserves. Please include clarification of these costs and reserves added and for any other significant reserve changes. See paragraph 11 of SFAS 69.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Lily Dang at (202) 551-3867 or, in her absence, Jennifer Gallagher, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     L. Dang
        D. Levy
        T. Levenberg
        J. Murphy

via facsimile

T. Mark Kelly
Vinson & Elkins L.L.P.
(713) 615-5531